                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     VNU N.V.
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   (Last)                            (First)              (Middle)


     Ceylonpoort 5-25
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                                    (Street)
     2037 AA Haarlem
     The Netherlands
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)
     12/7/99 (1)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
     NetRatings, Inc. ("NTRT")
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

   Common Stock                          21,581,421                  I                    (1)
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
                                                                          (Over)


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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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Reminder: report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1) On June 7, 1999, Nielsen Media Research, Inc. ("NMR") filed an Initial Statement of Beneficial Ownership on Form 3 with respect to derivative securities of NetRatings, Inc. (the "Issuer") then beneficially owned by NMR, consisting of Series C and Series D
Preferred Stock, warrants to purchase common stock and certain other rights to acquire common stock (the "Top-Up Right"). NMR was at such time, and continues to be on the date hereof, a wholly-owned subsidiary of VNU, Inc., which is in turn a wholly-owned subsidiary of VNU N.V. ("VNU"). NMR subsequently filed a Form 4 Statement of Changes in Beneficial Ownership for December 1999,
reflecting the conversion of its Series  C and Series D Preferred Stock and its exercise of its warrants and Top-Up Right, resulting in NMR's then direct beneficial ownership of an aggregate of 18,832,726 shares of common stock of the Issuer. On February 15, 2001,
ACNielsen Corporation ("ACN") became an indirect wholly-owned subsidiary of VNU. As of February 15, 2001, ACN was a filing person in respect of 1,996,227 shares of common stock of the Issuer. On the date of this filing, ACN is filing a Statement of Change of
Beneficial Ownership on Form 4 reflecting its acquisition on May 7, 2002 of 749,341 additional shares of common stock of the Issuer, which shares are indirectly beneficially owned by VNU. VNU also may be deemed to benefically own 3,125 shares of common stock of the
Issuer underlying options held by Michael P. Conners, Vice Chairman of ACN and a director of the Issuer, as a result of ACN's right to direct the exercise of those options and disposition of the shares issuable upon exercise thereof.


 /s/ Michael Connors                                         June 7, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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